Exhibit 99.1
LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887
May 14, 2010

The Franklin Savings and Loan Company
Employee Stock Ownership Plan
Attn:  Thomas H. Siemers, Trustee
4750 Ashwood Drive
Cincinnati, Ohio  45241-2453

Re:           Your Continuing Breach of Fiduciary Duty to Your ESOP

Dear Tom:

Given your continuing protection of your self-interest at the expense of the Franklin Savings and Loan Company Employee Stock Ownership Plan (the “ESOP”), we completely understand that you wish to wash your hands of this matter as suggested in your May 13, 2010 letter.

You seek clarification as to whether our offer to acquire all ESOP shares for $15.00 per share, which offer has now been outstanding for over a month and a half, remains outstanding.  You seem desperate to find a way to avoid fulfilling your fiduciary duty to the ESOP.

While it seems clear from your various excuses and delays that you have no intention whatsoever of fulfilling your fiduciary duty to the ESOP and accepting our offer, this confirms that our offer (as most recently restated in our April 23, 2010 letter) remains outstanding at the present time.

We hope you will now step up and remedy your past breaches of fiduciary duty to the ESOP by accepting this offer now without further delay.

Pushing the decision making authority off to an independent trustee who is unwilling or unable to consider our offer until the end of June, constitutes another breach of your fiduciary duty in connection with our offer.

Also, please recall that our offer is subject to various pre-conditions (as stated in our April 23, 2010 letter) including the appointment of an independent ESOP fiduciary with the responsibility and commensurate authority to oversee and conduct the ESOP pass-through voting in connection with the 2010 Annual Meeting, in a manner that is completely confidential so that no Franklin officers, directors or employees will ever know how any ESOP participant voted (and the confidentiality protections must be explained in advance to the ESOP participants so they may vote their conscience without fear of reprisal).

This protection of the pass-through vote is particularly important given your past history of threats and intimidation to your plan participants.

Consistent with your past delays and deceptions, your special trustee told us that you did not give it the authority to accept this condition, more or less locking in your breach of fiduciary duty.

In your May 13, 2010 letter, you refer to American Election Services, LLC and state that voting will remain confidential.  Will you please confirm that American Election Services, LLC has signed an agreement agreeing to act as an ESOP fiduciary and to conduct the pass-through voting as a fiduciary in strict compliance with the conditions of our April 23, 2010 letter.  If you can do so, this would be a good step in the right direction.  The next step would be to accept our offer or to advise your special trustee that they cannot wait until the end of June to accept our offer.

To summarize, our offer as most recently restated in our April 23, 2010 letter, remains outstanding.  However, given your continuing delays, excuses, and breaches of fiduciary duty, we reserve the right to withdraw this offer as circumstances dictate.

Very truly yours,
/s/ John C. Lame
John C. Lame
President and Chief Executive Officer

c:  First Bankers Trust Company (Attn:  Linda Shultz)